September 26, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (212) 284-2233

Mr. Richard B. Handler
Chief Executive Officer
Jefferies Group Inc.
520 Madison Avenue – 12th Floor
New York, New York 10022

>   **Re: Jefferies Group Inc.**
>   **Definitive 14A**
>   **Filed on April 10, 2007**
>   **File Number 001-14947**

Dear Mr. Handler:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 10

1. The emphasis of your Compensation Discussion and Analysis should be an analysis of the elements and levels of compensation paid to the named executive

officers. Your disclosure lacks sufficient quantitative or qualitative discussion of the analyses underlying the decisions to make compensation awards. Please explain and place in context why you chose to pay each element and how particular payout levels were determined. Refer to Items 402(b)(1)(iv) and (v) of Regulation S-K.

2. Please elaborate on the role of your chief executive officer in your compensation processes and his input during the crafting of compensation packages.

3. We note your disclosure regarding salary and long-term awards. For example, we note that you use subjective criteria for salary, but we do not see sufficient discussion regarding such criteria. In addition, we also note the weighting you use in determining targets. Please include qualitative and quantitative disclosure regarding the determination of targets and the targets actually reached. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. We note on page 14 that you determine targets for compensation early in the calendar year. Please provide your targets for 2007.

4. We note minimal analysis and discussion of the effect individual performance has on compensation awards despite disclosure that discusses the importance of individual performance, such as on page 14 or 21. Please provide details and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, discuss in greater detail the achievement of the financial and operational goals within a named executive officer's individual area of responsibility. See Item 402(b)(2)(vii) of Regulation S-K.

5. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1. of Commission Release No. 33-8732A. We note wide disparities in Messrs. Handler's and Friedman's stock award and non-equity incentive plan compensation as compared to those of other named executive officers. Please provide a more detailed discussion of how and why Messrs. Handler's and Friedman's compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different from the other officers, this should be

discussed on an individualized basis.

6. We note your disclosure on page 16 regarding perquisites; however, we do not see a complete description. Please disclose in a footnote to the Summary Compensation Table your methodology for computing the aggregate incremental cost for perquisites. Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

7. We note your table at the end of page 17. Please explain the differences between this table and the Summary Compensation Table on the following page. Although the table is presented to explain how the Committee views the disclosure, please clarify: (1) that your table and disclosure are not a substitute for the complete information required by the SEC's rules and (2) the differences between the presentation in your table and the amounts included in the Summary Compensation Table.

Grants of Plan-Based Awards – 2006, page 19

8. We note your disclosure regarding bonuses after the Grants of Plan-Based Awards – 2006; however, we do not see sufficient disclosure regarding the long-term equity grants. Please discuss here and in your Compensation Discussion and Analysis how you determined the target levels and the amount actually achieved.

Potential Payments Upon Termination or Change in Control, page 28

9. Please disclose in your narrative how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Please provide background on how you arrived at and determined such appropriate levels. Refer to Item 402(b)(1)(v) of Regulation S-K.

Director compensation, page 33

10. Please provide the grant-date fair value. Refer to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Transactions with Related Persons, page 36

11. Please conform the first sentence under "Regular Margin Accounts" with 4(c) of Instructions to Item 404(a) of Regulation S-K to include language regarding "comparable loans with persons not related to you."

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3422 with any questions.

Sincerely,

Timothy A. Geishecker
Senior Counsel